                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                     FORM 15

             CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
               UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT
                  OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
                  UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                     0-18528
                            (Commission file number)

                         INCOME GROWTH PARTNERS, LTD. X,
                        A CALIFORNIA LIMITED PARTNERSHIP
             (Exact name of registrant as specified in its charter)

 11230 SORRENTO VALLEY ROAD, SUITE 220
      SAN DIEGO, CALIFORNIA 92121                       (858) 457-2750
(Address of principal executive offices)         (Registrant's telephone number)

                       ORIGINAL LIMITED PARTNERSHIP UNITS
                        CLASS A LIMITED PARTNERSHIP UNITS
            (Title of each class of securities covered by this Form)

                                      NONE
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       [X]               Rule 12h-3(b)(1)(i)        [ ]
Rule 12g-4(a)(1)(ii)      [ ]               Rule 12h-3(b)(1)(ii)       [ ]
Rule 12g-4(a)(2)(i)       [ ]               Rule 12h-3(b)(2)(i)        [ ]
Rule 12g-4(a)(2)(ii)      [ ]               Rule 12h-3(b)(2)(ii)       [ ]
                                            Rule 15d-6                 [ ]

         Approximate number of holders of record as of the certification or notice date: None*

         Pursuant to the requirements of the Securities Exchange Act of 1934, Income Growth Partners, Ltd. X, a California limited partnership, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December [31], 2004             INCOME GROWTH PARTNERS, LTD. X,
                                       A CALIFORNIA LIMITED PARTNERSHIP

                                       By: Income Growth Management, Inc.,
                                           a California corporation, its General
                                           Partner

                                       By:  /s/ David W. Maurer
                                            -----------------------------------
                                            David W. Maurer, President

         *On December [31], 2004, the Registrant's dissolution, winding up and liquidation was completed and the Registrant filed a Certificate of Cancellation with the California Secretary of State, thereby terminating its existence under California law.